# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGENTIS BIOMATERIALS LTD., CIK 0001912966
CUSIP: M8211G108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 60 Medinat, Hayehudim, Israel (L3), 4676652
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001284386

## Reporting persons
- Dr. Ehud Geller: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
- Medica III Investments (International) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
- Medica III Investments (Israel) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
- Medica III Investments (S.F.) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
- Medica III Investments (P.F.) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
- Medica III Investments Israel (B) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
- Poalim Medica III Investments L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,332,867; sole dispositive power 0; shared dispositive power 1,332,867; aggregate amount beneficially owned 1,332,867 (23.2% of the class)
  Comment: (1) Includes 465,533 options ("Options") exercisable into 465,533 Ordinary shares and (viii) 92,821 warrants ("Warrants") exercisable into 92,821 Ordinary shares that are currently exercisable or will be exercisable within 60 days after December 31, 2025.
  
  (2) This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.

## Item 1. Issuer
Name of issuer: REGENTIS BIOMATERIALS LTD.
Address of issuer's principal executive offices: 60 Medinat Hayehudim, 4676652, Israel.

## Item 2. Person Filing
Name of person filing:
The following entities and individual, listed below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this "Statement"), are referred to herein collectively as the "Reporting Persons":

1. Ehud Geller, an Israeli Citizen;
2. Medica III Investments (International) L.P. a Cayman Islands limited Partnership;
3. Medica III Investments (Israel) L.P. an Israeli limited partnership;
4. Medica III Investments (S.F.) L.P. a Cayman Islands limited partnership;
5. Medica III Investments (P.F.) L.P. an Israeli limited partnership;
6. Medica III Investments (Israel) (B) L.P. an Israeli limited partnership; and
7. Poalim Medica III Investments L.P. an Israeli limited partnership.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 60C Medinat Hayehudim, Herzliya, 4676670, Israel.
Citizenship: Each of the entities or persons identified in Item 2(a) above is a corporation, limited partnership or individual organized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity's or person's name.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Dr. Ehud Geller 1,332,867.00 Ordinary Shares
Medica III Investments (International) L.P. 1,332,867.00 Ordinary Shares
Medica III Investments (Israel) L.P. 1,332,867.00 Ordinary Shares
Medica III Investments (S.F.) L.P. 1,332,867.00 Ordinary Shares
Medica III Investments (P.F.) L.P. 1,332,867.00 Ordinary Shares
Medica III Investments Israel (B) L.P. 1,332,867.00 Ordinary Shares
Poalim Medica III Investments L.P. 1,332,867.00 Ordinary Shares
Percent of class:
Dr. Ehud Geller 23.2%*
Medica III Investments (International) L.P. 23.2%*
Medica III Investments (Israel) L.P. 23.2%*
Medica III Investments (S.F.) L.P. 23.2%*
Medica III Investments (P.F.) L.P. 23.2%*
Medica III Investments Israel (B) L.P. 23.2%*
Poalim Medica III Investments L.P. 23.2%*

* This amount of shares and percentage relates to all the Reporting Persons and is based on 5,179,378 Ordinary Shares of the Issuer's issued and outstanding as of February 20, 2026, which number was provided to the Reporting Person by the Issuer, plus the 465,533 Ordinary Shares of the Issuer issuable upon the exercise of the Options and the 92,821 Ordinary Shares of the Issuer issuable upon the exercise of the Warrants.
Sole power to vote or to direct the vote:
Dr. Ehud Geller 0
Medica III Investments (International) L.P. 0
Medica III Investments (Israel) L.P. 0
Medica III Investments (S.F.) L.P. 0
Medica III Investments (P.F.) L.P. 0
Medica III Investments Israel (B) L.P. 0
Poalim Medica III Investments L.P. 0
Shared power to vote or to direct the vote:
Dr. Ehud Geller 1,332,867
Medica III Investments (International) L.P. 1,332,867
Medica III Investments (Israel) L.P. 1,332,867
Medica III Investments (S.F.) L.P. 1,332,867
Medica III Investments (P.F.) L.P. 1,332,867
Medica III Investments Israel (B) L.P. 1,332,867
Poalim Medica III Investments L.P. 1,332,867
Sole power to dispose or to direct the disposition:
Dr. Ehud Geller 0
Medica III Investments (International) L.P. 0
Medica III Investments (Israel) L.P. 0
Medica III Investments (S.F.) L.P. 0
Medica III Investments (P.F.) L.P. 0
Medica III Investments Israel (B) L.P. 0
Poalim Medica III Investments L.P. 0
Shared power to dispose or to direct the disposition:
Dr. Ehud Geller 1,332,867
Medica III Investments (International) L.P. 1,332,867
Medica III Investments (Israel) L.P. 1,332,867
Medica III Investments (S.F.) L.P. 1,332,867
Medica III Investments (P.F.) L.P. 1,332,867
Medica III Investments Israel (B) L.P. 1,332,867
Poalim Medica III Investments L.P. 1,332,867

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dr. Ehud Geller: /s/ Ehud Geller, Ehud Geller (02/17/2026)
- Medica III Investments (International) L.P.: /s/ Ehud Geller, Ehud Geller/General Partner (02/17/2026)
- Medica III Investments (Israel) L.P.: /s/ Ehud Geller, Ehud Geller/General Partner (02/17/2026)
- Medica III Investments (S.F.) L.P.: /s/ Ehud Geller, Ehud Geller/General Partner (02/17/2026)
- Medica III Investments (P.F.) L.P.: /s/ Ehud Geller, Ehud Geller/General Partner (02/17/2026)
- Medica III Investments Israel (B) L.P.: /s/ Ehud Geller, Ehud Geller/General Partner (02/17/2026)
- Poalim Medica III Investments L.P.: /s/ Ehud Geller, Ehud Geller/General Partner (02/17/2026)